082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

29 June 2009

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

SEC
Mail Processing
Section

JUL 02 2009

Washington, DC
122

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

09046455

dw 7/8

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Senior Office Holder who Ceased to Hold Office*	*17/06/09*	*1*
2.	*Schedule of Senior Office Holders*	*17/06/09*	*2*
3.	*Schedule of holdings of Interested Parties and Senior Office Holders*	*18/06/09*	*3*
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

בנק הפועלים

082-34955

Schedule 1

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/06/2009
Reference: 2009-01-144438

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report of a Senior Office Holder who Ceased to Hold Office
Regulation 34 (a) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

1. First Name: ***Zvi***
   Name of Corporation / Last Name: ***Ziv***
   Type of identification: ***I.D. #***
   Identification number: ***4143699***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***
2. The position ceased to be held: ***Chief Executive Officer***
3. Date for ceasing office: ***11/06/2009*** Date for commencing office: ***31/08/2003***
4. To the best of the corporation's knowledge, the retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large
5. The manner for ceasing office: ***Resignation***
6. Position continued to be held in the corporation: ***does not hold any position in the corporation***
7. Will the senior office holder continue to be an interested party in virtue of holdings after retirement: ***No.***
8. Did the company consider the director ceasing office in having accounting and financial expertise?
9. The date and the hour the event or matter for this report was first brought to the attention of the corporation: ***on 01/06/2009 at 4:00 p.m.***

Remarks:
Paragraph 5 – the circumstances for resignation were reported to the public (see Immediate Report 25 March 2009 reference #2009-01-067485.

בנק הפועלים

082-34955

Schedule 2

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/06/2009
Reference: 2009-01-144444

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***June 11, 2009***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	Dan Dankner	I.D. Number	059581280	Chairman of the Board of Directors	Yes	No
2	Yair Orgler	I.D. Number	001210541	Director	Yes	Yes
3	Irit Izakson	I.D. Number	050709286	Director	Yes	No
4	Mali Baron	I.D. Number	003462181	Director	Yes	No
5	Pnina Dvorin	I.D. Number	03333093	Director	No	No
6	Iris Dror	I.D. Number	058741414	Director	No	No
7	Nira Dror	I.D. Number	52726551	External Director	Yes	Yes
8	Nir Zichlinskey	I.D. Number	022085468	Director	Yes	No
9	Imri Tov	I.D. Number	005018155	External Director	Yes	Yes
10	Ronen Israel	I.D. Number	055692578	Director	Yes	No
11	Leslie Littner	I.D. Number	327092722	Director	Yes	Yes
12	Yair Seroussi	I.D. Number	053654927	Director	Yes	No
13	Efrat Peled	I.D. Number	027224773	Director	Yes	No
14	Moshe Koren	I.D. Number	1228998	Director	Yes	No
15	Oded Sarig	I.D. Number	53547451	Director	Yes	No
16	Zion Kenan	I.D. Number	053508594	Member of the Board of Management, Deputy CEO and Head of Corporate Banking		
17	Lilach Asher-Topilsky	I.D. Number	024934861	Member of the Board of Management, Senior Deputy Managing Director and Head of Corporate Strategy		
18	Alberto Garfunkel	I.D. Number	012592424	Member of the Board of Management, Senior Deputy Managing Director and Head of International Banking		
19	David Luzon	I.D. Number	51409308	Member of the Board of		

057002 9.01 21

				Management, Senior Deputy Managing Director and Head of Information Technology		
20	*Ofer Levy*	*I.D. Number*	*052222577*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant*		
21	*Ilan Mazur*	*I.D. Number*	*007447386*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser*		
22	*Ran Oz*	*I.D. Number*	*022832588*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Finance - CFO*		
23	*Uriel Paz*	*I.D. Number*	*024496952*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Retail Banking*		
24	*Hanna Pri-zan*	*I.D. Number*	*50963115*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management*		
25	*Dan Alexander Koller*	*I.D. Number*	*028051910*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Risk Officer*		
26	*Doron Klausner*	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources, Logistics & Procurement*		
27	*Mario Szuszan*	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Global Treasury*		
28	*Orit Lerer*	*I.D. Number*	*53561114*	*Other: Senior Deputy Managing Director and Chief Internal Auditor*		
29	*Yoram Weissbrem*	*I.D. Number*	*007041809*	*Other: Corporate Secretary*		

1. Ms. Nira Dror – External Director – Chairman of the Audit Committee

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

3. Ms. Pnina Dvorin is a director with professional qualification, as this term is defined in the Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualification) Regulations, 5766-2005.

082-34955

Schedule 3

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 18/06/2009
Reference: 2009-01-145830

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *11/06/2009*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	263,531,308	19.99	19.99	19.65	19.65
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.75	5.75	5.63	5.63
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Moshe Koren	BNHP Ordinary Shares	13,000	0.00	0.00	0.00	0.00
5	Ronen Israel	BNHP Ordinary Share	1,342	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
25.74	25.74	25.35	25.35

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
6	Ilan Mazur	BNHP Ordinary Shares	3,369	0.00	0.00	0.00	0.00
7	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00

Explanations:
1. Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.
2. If an interested party holds more than one category of securities, the extent of his holdings (including fully diluted) should be stated taking into consideration all of the securities held by him on one line only.
3. The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.
4. Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.
5. If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.
6. If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.
7. If the interested party or the senior office holder also holds shares of a subsidiary or related company of the reporting corporation, a detail of these holdings should be listed in the field "Remarks" which appears in the holder details table.

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 263,531,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.

Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*

Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Moshe Koren*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *1228998*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ronen Israel*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *055692578*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,342*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
the shares are held in an account in the name of his son who is a minor

Name of Holder: *Ilan Mazur*
No. of Holder: *6*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *3,369*

Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *7*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1	
Arison Holdings (1998) Ltd.	
Identification Number of Controlling Party :	*Identification Number 512705153*
2	
Israel Salt Industries Ltd.	
Identification Number of Controlling Party :	*Identificiation Number 520037573*

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 825,000 options held by Mr. Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Mr. Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Mr. Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of the report of June 17, 2008, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*